UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)

ELBIT SYSTEMS LTD.
(Name of Issuer)

Ordinary Shares, Nominal Value 1.00 New Israeli Shekels per share
(Title of Class of Securities)

M3760D101
(CUSIP Number)

Zvi Firon, Advocate
M. Firon & Co., Advocates and Notaries
16 Abba Hillel Silver Road
Ramat Gan, Israel
972-3-7540000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
                                November 20, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M3760D101	13D/A	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Michael Federmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

19,580,342

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER 19,580,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,580,342
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.87%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. M3760D101	13D/A	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Federmann Enterprises Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

19,580,342

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER 19,580,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,580,342
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.87%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. M3760D101	13D/A	Page 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Heris Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

3,836,458

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER 3,836,458
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,836,458
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. M3760D101	13D/A	Page 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Beit Federmann Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

19,580,342

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER 19,580,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,580,342
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.87%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. M3760D101	13D/A	Page 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Beit Bella Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

19,580,342

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER 19,580,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,580,342
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.87%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. M3760D101	13D/A	Page 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Beit Yekutiel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

19,580,342

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER 19,580,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,580,342
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.87%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. M3760D101	13D/A	Page 8

This Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D amends and supplements the Schedule 13D and Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6 thereto previously filed with the Securities and Exchange Commission (collectively, the “Prior Schedule”).

Item 3.    Source and Amount of Funds or Other Consideration

     Item 3 of the Prior Schedule is hereby amended and supplemented by adding the following paragraph:

“On November 20, 2014, 2,505,448 of the 4,655,448 Ordinary Shares pledged in favor of the Lender have been released from the pledge.  As a result of the foregoing, (i) 2,505,448 Ordinary Shares have been re-registered in the name of FEL and (ii) 2,150,000 Ordinary Shares remain registered in the name of the Bank Trustee, which is an affiliate of the Lender, and subject to the pledge.”

Item 5	Interests in Securities of the Issuer

Item 5(a) and (b) of the Prior Schedule is hereby amended and restated in its entirety by the following:

“(a)      The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D/A are incorporated herein by reference. As of November 20, 2014, each of the Reporting Persons beneficially owns an aggregate of 19,580,342 Ordinary Shares, representing approximately 45.87% of the outstanding Ordinary Shares of the Issuer (based on an aggregate of 42,681,510 Ordinary Shares outstanding as of November 20, 2014, excluding 1,408,921 Ordinary Shares held in treasury by the Issuer), except for HF which beneficially owns 3,836,458 Ordinary Shares, representing approximately 8.98% of the outstanding Ordinary Shares of the Issuer (based on an aggregate of 42,622,322 Ordinary Shares outstanding as of November 20, 2014, excluding 1,408,921 Ordinary Shares held in treasury by the Issuer).

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any Ordinary Shares.

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of this Amendment No. 7 and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.”

Item 5(d) of the Prior Schedule is hereby amended and supplemented by adding the following paragraph:

“On November 20, 2014, 2,505,448 of the 4,655,448 Ordinary Shares pledged in favor of the Lender have been released from the pledge.  As a result of the foregoing, (i) 2,505,448 Ordinary Shares have been re-registered in the name of FEL and (ii) 2,150,000 Ordinary Shares remain registered in the name of the Bank Trustee, which is an affiliate of the Lender, and subject to the pledge.”

CUSIP NO. M3760D101	13D/A	Page 9

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Prior Schedule is hereby amended and supplemented by adding the following paragraph:

“On November 20, 2014, 2,505,448 of the 4,655,448 Ordinary Shares pledged in favor of the Lender have been released from the pledge.  As a result of the foregoing, (i) 2,505,448 Ordinary Shares have been re-registered in the name of FEL and (ii) 2,150,000 Ordinary Shares remain registered in the name of the Bank Trustee, which is an affiliate of the Lender, and subject to the pledge.”

CUSIP NO. M3760D101	13D/A	Page 10

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2014

/s/ Michael Federmann
Michael Federmann

FEDERMANN ENTERPRISES LTD. By: /s/ Michael Federmann
Name: Michael Federmann Title: Chairman of the Board

HERIS AKTIENGESELLSCHAFT By: /s/ Michael Federmann
Michael Federmann, Attorney in Fact

BEIT FEDERMANN LTD. By: /s/ Michael Federmann
Name: Michael Federmann Title: Director

BEIT YEKUTIEL LTD. By: /s/ Michael Federmann
Name: Michael Federmann Title: Director

BEIT BELLA LTD. By: /s/ Michael Federmann
Name: Michael Federmann Title: Director